Exhibit 99.1

NewsRelease

TransCanada launches binding open season for Marketlink

CALGARY, Alberta - April 18, 2019 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today launched an open season to solicit binding commitments from interested parties for transportation services of crude oil from Cushing, Oklahoma to markets on the U.S. Gulf Coast for incremental capacity on Marketlink.

Interested parties may submit binding bids for transportation capacity during the open season that will close at 12 p.m. MT on May 21, 2019. Shipper information regarding the open season is available at www.transcanada.com/en/operations/oil-and-liquids/marketlink-pipeline-system-shipper-info or by contacting:

Jesse Bajnok
403.920.7607
jesse_bajnok@transcanada.com

Joe Taylor
832.320.5152
joe_taylor@transcanada.com

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 92,600 kilometres (57,500 miles), connecting major gas supply basins to markets across North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in more than 6,600 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

Media Enquiries:
Terry Cunha / Matt John
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522